UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of November 2012

Commission File Number: 001-34701

CHARM COMMUNICATIONS INC.

26th Floor, Tower A, Oriental Media Center

4 Guanghua Road, Chaoyang District

Beijing 100026

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Exhibit 99.1 – Charm Communications Inc. Announces Unaudited Third Quarter 2012 Results

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHARM COMMUNICATIONS INC.

By:	/S/ HE DANG
Name:	He Dang
Title:	Chairman and Chief Executive Officer

Date: November 20, 2012

3

Exhibit 99.1

Charm Communications Inc. Announces Unaudited Third Quarter 2012 Results

Q3 agency turnover up 13.6% year over year

Q3 agency business revenues up 47.3% year over year

BEIJING, November 19, 2012 /PRNewswire-Asia-SecondCall/ — Charm Communications Inc. (NASDAQ: CHRM) (“Charm” or the “Company”), a leading advertising agency in China, today announced its unaudited financial results for the third quarter ended September 30, 2012.

Third Quarter 2012 Highlights

•	Turnover decreased 1.7% year over year to $216.5 million in the third quarter of 2012

•	Revenues for Charm’s advertising agency business grew 47.3% year over year to $13.6 million in the third quarter of 2012

•	Revenues for Charm’s media investment management business declined 42.8% year over year to $34.1 million in the third quarter of 2012

•	Revenues declined 30.5% year over year to $48.8 million in the third quarter of 2012

•	Gross profit declined 36.2% year over year to $14.4 million in the third quarter of 2012

•	Net income declined 99.3% year over year to $0.1 million in the third quarter of 2012

•	Non-GAAP net income, which excludes share-based compensation expenses and amortization of intangible assets, declined 94.2% year over year to $0.8 million in the third quarter of 2012

“Despite a challenging operating environment, our core advertising agency business continued to outperform the market,” said Mr. He Dang, Charm’s founder, chairman and chief executive officer. “In particular, our sports marketing team and digital business won accounts that improved our extraction rate substantially. While our principal media business continued to feel the effects of the prevailing macro and regulatory conditions, we saw greater contributions from our newly acquired assets. We will continue to look for opportunities to deliver long-term growth in our media business, as well as invest heavily in fast-growing areas like digital marketing, to provide clients with full-service, integrated advertising solutions.”

Mr. Wei Zhou, Charm’s chief financial officer, added, “In terms of gross billings, we remain in a healthy market position. Our core agency business remains strong, with substantial growth year to date. At the same time, margins for our media business continue to improve. Looking forward, we will stay conservative with respect to our media business in the near term but will continue to invest in key talent and assets to capture growth when the macro-economic environment improves.”

Third Quarter 2012 Results

Turnover (non-GAAP)

US$ mm	3Q12	3Q11	2Q12	Y-o-Y %	Q-o-Q%
Total turnover (non-GAAP)	$216.5	$220.2	$195.4	-1.7%	10.8%
Advertising agency	$182.5	$160.6	$170.9	13.6%	6.8%
Media investment management	$34.1	$59.6	$24.5	-42.8%	39.2%
Branding and identity services	N/A	N/A	N/A	N/A	N/A

The Company uses turnover (non-GAAP), defined as total customer advertising spending placed through or with Charm, to reflect the scale of its business.

The 1.7% year-over-year decrease in total turnover was mainly due to the decrease in the media investment business, which was a result of the Company dropping several media assets at the beginning of 2012 to modify its media inventory mix and reduce risks in the wake of regulatory changes in the satellite market. The 10.8% quarter-over-quarter increase in turnover was largely attributed to seasonal factors.

The 13.6% year-over-year increase in the advertising agency business (“agency business”) turnover was mainly due to the increase in the number of new agency clients and the increase in advertising spending from existing agency clients. The 6.8% quarter-over-quarter increase in turnover was mainly attributed to seasonal factors.

The revenue extraction rate, which is defined as revenue divided by turnover, was 7.5% for the agency business, compared to 5.8% for the third quarter of 2011 and 5.7% for the second quarter of 2012. The increase in the revenue extraction rate was mainly due to Olympics-related branding placements, which had relatively higher revenue extraction rates, and partly due to increased advertising spending on non-CCTV media platforms, the internet and satellite channels, all of which have exhibited higher extraction rates relative to CCTV. The Company expects the revenue extraction rate to increase as the Company expands its full-service offerings across all media platforms under Charm Advertising and ramps up digital media offerings under Charm Interactive and Charm Click.

The 42.8% year-over-year turnover decrease (equivalent to GAAP revenue) in the media investment management business (“principal media business”), which operates under the Shangxing Media brand, was mainly due to the slowdown in the broader economic environment and the dropping of several media assets at the beginning of 2012 following the aforementioned regulatory changes. The 39.2% quarter-over-quarter increase in turnover in the principal media business stemmed mainly from our exclusive agency agreement with Beijing Television’s sports channel, (“BTV-Sports”) signed in June 2012, as well as seasonal factors.

Revenues

US$ mm	3Q12	3Q11	2Q12	Y-o-Y %	Q-o-Q%
Total revenues	$48.8	$70.2	$36.0	-30.5%	35.7%
Advertising agency	$13.6	$9.3	$9.8	47.3%	39.3%
Media investment management	$34.1	$59.6	$24.5	-42.8%	39.2%
Branding and identity services	$1.1	$1.4	$1.7	-17.9%	-34.2%

The changes in agency and principal media business revenues are consistent with the changes in turnover and the revenue extraction rate. The decrease in branding and identity services was primarily due to decreased client demand for creative services in the third quarter of 2012.

Gross Profit

US$ mm	3Q12	3Q11	2Q12	Y-o-Y %	Q-o-Q%
Cost of revenues	$34.5	$47.7	$24.9	-27.7%	38.7%
Gross profit	$14.4	$22.5	$11.1	-36.2%	29.2%
Gross margin	29.4%	32.1%	30.9%

Charm mainly attributes the year-over-year decrease in cost of revenues to the dropping of several media assets in order to modify the Company’s media inventory mix following the aforementioned regulatory changes. The year-over-year decline in gross profit was due to a lower contribution from the principal media business. The quarter-over-quarter increase in cost of revenues in the media investment management business was mainly due to the addition of a new media asset, BTV-Sports, in June 2012. The slight quarter-over-quarter decrease in gross profit was mainly due to the ramp-up of new media assets.

Operating Profit

US$ mm	3Q12		3Q11	2Q12	Y-o-Y %	Q-o-Q%
Total operating expenses		$14.8	$9.3	$10.7	59.1%	38.0%
Selling and marketing		$9.4	$6.7	$7.9	40.6%	19.0%
General and administrative		$5.4	$2.6	$2.8	106.2%	91.0%
Operating profit	-$	0.2	$13.2	$0.3	-101.5%	-172.8%

The 40.6% year-over-year increase and 19.0% quarter-over-quarter increase in selling and marketing expenses were primarily due to increased headcount, including executive hires Cathy Chen, president of the Company’s agency business, and Leon Liu, general manager of Charm Interactive for eastern China.

The 106.2% year-over-year increase and 91.0% quarter-over-quarter increase in general and administrative expenses were mainly attributed to a bad debt provision of US$2.8 million in the third quarter of 2012.

Net Income

US$ mm	3Q12		3Q11	2Q12	Y-o-Y %	Q-o-Q%
Non-GAAP net income*		$0.8	$14.2	$1.5	-94.2%	-46.6%
Net income		$0.1	$13.2	$0.8	-99.3%	-89.0%
Basic net income per ADS (US$)	-$	0.01	$0.32	$0.01
Fully diluted net income per ADS (US$)	-$	0.01	$0.31	$0.01

*	The Company’s non-GAAP net income excludes share-based compensation expenses and amortization of intangible assets.

Each American Depositary Share (“ADS”) represents two common shares. The weighted average number of shares used to compute basic net income per ADS for the third quarter of 2012 was 38,657,508. As of September 30, 2012, 38,290,088 ADS were issued and outstanding.

Cash Flows and Cash Position

Net cash flow from operations for the third quarter 2012 was negative $4.8 million, mainly due to cash outflows for the newly acquired BTV-Sports, which was in its ramp-up stage. As of September 30, 2012, the Company had cash and cash equivalents of $117.9 million, compared to $124.3 million at the end of the second quarter of 2012.

Customers

In the third quarter of 2012, Charm’s agency business had 167 advertisers, compared to 165 advertisers in the second quarter of 2012 and 148 advertisers in the third quarter of 2011.

In the third quarter of 2012, Charm’s principal media business had 231 advertisers, compared to 207 advertisers in the second quarter of 2012 and 303 advertisers in the third quarter of 2011.

Employee Headcount

As of September 30, 2012, the Company had 842 employees, compared to 809 employees as of June 30, 2012.

Recent Business Developments

In October 2012, Charm Click was chosen as Baidu’s official SEM agency for its European business for the period of September 1, 2012 through December 31, 2013. As Baidu’s European SEM agency, Charm Click will promote Baidu’s technology services across 42 countries. Charm Click is one of the first Baidu-certified four-star and five-star SEM agencies and is a member of the Baidu Search Marketing Expert Committee.

The Company won the following accounts in the third quarter of 2012:

•	Charm Advertising won the CCTV business for COFCO Group, China’s largest food manufacturer and processor, and the satellite TV business for Mengniu Dairy.

•	Charm Interactive won the digital marketing business for CONBA, a China-based, OTC pharmaceutical company.

•	Charm Click won the search engine marketing businesses for Bosideng, Michelin and Guangdong Development Bank.

In November 2012, Charm Advertising again secured the number one position in terms of successful bidding volume at the annual CCTV prime-time auction, which was held on November 18, 2012. The total value of auctioned and pre-sold advertising resources for CCTV hit an all time high of RMB 15.88 billion, an increase of 11.39% compared to the previous year. Charm has held the number one position as top bidder for ten consecutive years.

Business Outlook

US$ mm	4Q12E
Total revenues	47.0 to 49.5
Non-GAAP net loss*	2.5 to 2.0

*	The Company’s non-GAAP net income (loss) excludes share-based compensation expenses and amortization of intangible assets.

The Company bases these estimates on a foreign exchange rate of RMB6.30 to US$1.00. This forecast reflects the Company’s current and preliminary view, which is subject to change.

Non-GAAP Financial Measures:

To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States (“GAAP”), the Company also provides the following non-GAAP financial measures: “turnover,” which is defined as total customer advertising spending placed through or with Charm, and “non-GAAP net income (loss),” which is defined as GAAP net income (loss) excluding stock-based compensation expenses and amortization of intangible assets.

The non-GAAP financial measures are provided to enhance investors’ overall understanding of the Company’s current and past financial performance in ongoing core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for, or superior to, GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating the Company’s business internally and therefore deems it important to provide all of this information to investors.

Cautions on Use of Non-GAAP Measures

In addition to Charm’s consolidated financial results prepared under U.S. GAAP, the Company also provides non-GAAP financial measures, including “turnover” and “non-GAAP net income (loss).” The Company believes that the non-GAAP financial measures provide investors with another method for assessing its operating results in a manner that is focused on the performance of its ongoing operations.

Management believes investors will benefit from greater transparency in referring to these non-GAAP financial measures when assessing the Company’s operating results, as well as when forecasting and analyzing future periods. However, management recognizes that:

•	these non-GAAP financial measures are limited in their usefulness and should be considered only as a supplement to the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered in isolation from, or as a substitute for, the Company’s GAAP financial measures;

•	these non-GAAP financial measures should not be considered to be superior to the Company’s GAAP financial measures; and

•

these non-GAAP financial measures were not prepared in accordance with GAAP and investors should not assume that the non-GAAP financial measures presented in this earnings release were prepared under a comprehensive set of rules or principles.

Further, these non-GAAP financial measures may be unique to the Company, as they may be different from non-GAAP financial measures used by other companies. As such, this presentation of non-GAAP financial measures may not enhance the comparability of the Company’s results to the results of other companies. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies.

A reconciliation of each non-GAAP financial measure to the most directly comparable GAAP financial measure or measures appears at the end of this press release.

Conference Call

Charm’s management team will hold an earnings conference call at 8 a.m. U.S. Eastern Time (9 p.m. Beijing/Hong Kong Time) on Tuesday, November 20, 2012.

Dial-in details for the conference call are as follows:

U.S.:	+1-718-354-1231
International:	+65-6723-9381
United Kingdom:	+44-20-3059-8139
Hong Kong:	+852-2475-0994
Passcode:	69059198

A replay of the call will be available from 11 a.m. November 20, 2012 until November 27, 2012 U.S. Eastern Time. Dial-in details for the replay are as follows:

International:	+61-2-8199-0299
Passcode:	69059198

Additionally, an archived webcast of this call will be available on the Investor Relations section of the Charm web site at http:/ir.charmgroup.cn.

About Charm

Charm Communications Inc. (NASDAQ: CHRM) is a leading advertising agency group in China that offers integrated advertising services with particular focus on television and the internet. Charm’s integrated advertising services include full media planning and buying, as well as creative and branding services. Charm has built a full service digital advertising platform, which offers digital campaign capabilities across all key digital media, including search engines, display portals, online video sites and social networking services. Charm also secures advertising inventory and other advertising rights, such as sponsorships and branded content, from premium media networks and resells to clients as part of its integrated media offerings. Charm’s clients include China’s top domestic brands, as well as some major international brands, across a wide range of industries. Since 2003 Charm has been the top agency every year for China’s leading television network, China Central Television (CCTV). For more information, please go to http://ir.charmgroup.cn.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties. Further information regarding these and other risks is included in Charm’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

For investor and media inquiries, please contact:

In China:

Ms. Jenny Wang

IR Department

Charm Communications Inc.

Phone: +86-10-8556-2527

Email: ir@charmgroup.cn

In the U.S.:

Ms. Jessica Barist Cohen

Ogilvy Financial, New York

Phone: +1-646-460-9989

Email: chrm@ogilvy.com

Charm Communications Inc.

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	30-Sep-12	30-Jun-12	31-Dec-11
ASSETS
Current Assets
Cash and cash equivalents	117,901	124,322	139,406
Notes receivable	13,084	9,592	28,880
Prepaid expenses	68,002	77,868	106,393
Deposits	24,085	25,426	25,730
Accounts receivable	115,314	94,078	103,920
Amount due from related parties	3,000	955	3,494
Deferred tax assets	125	124	125
Other current assets	4,838	4,870	2,139

Total current assets	346,349	337,235	410,087

Fixed assets, net	7,100	6,870	4,344
Intangible assets, net	2,616	2,847	3,397
Investments under equity method	1,491	1,238	1,445
Goodwill	4,341	4,294	4,335
Other non-current assets	1,721	1,415	1,009

Total non-current assets	17,269	16,664	14,530

TOTAL ASSETS	363,618	353,899	424,617

LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY
Current Liabilities

Accounts payable (of which 648 , 6,208 and 687, as of September 30, 2012, June 30, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	46,061	44,165	63,141
Amounts due to related parties (of which 310, 307 and nil as of September 30, 2012, June 30, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	14,356	7,099	4,460
Advances from customers (of which 1,666, 1,631 and 12,028 as of September 30, 2012, June 30, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	53,833	51,914	85,720
Accrued expenses and other current liabilities (of which 3,473, 3,589 and 4,411 as of September 30, 2012, June 30, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	14,548	16,679	22,876
Consideration payable (of which nil as of September 30, 2012, June 30, 2012 and December 31,2011 of the consolidated VIE without recourse to the Company, respectively)	2,817	2,787	2,813

Total current liabilities	131,615	122,644	179,010

Consideration payable (of which nil as of September 30, 2012, June 30, 2012 and December 31, 2011 of the consolidated VIE without recourse to the Company, respectively)	2,479	2,453	2,476

Total non-current liabilities	2,479	2,453	2,476

Total liabilities	134,094	125,097	181,486

Redeemable noncontrolling interest	5,137	4,991	4,723

Equity:
Charm Communications Inc.’s equity
Ordinary shares	8	8	8
Additional paid-in capital	100,782	102,788	116,637
Retained earnings	106,285	106,795	105,930
Accumulated other comprehensive income	13,695	11,291	13,384

Total Charm Communications Inc. shareholders’ equity	220,770	220,882	235,959

Noncontrolling interest	3,617	2,929	2,449

Total equity	224,387	223,811	238,408

TOTAL LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND EQUITY	363,618	353,899	424,617

Charm Communications Inc.

Condensed Consolidated Statements of Operations

(Amounts in thousands of U.S. dollars, except for number of shares and per share data)

	For the three months ended,
	Sep 30 2012	Sep 30 2011	June 30 2012
	(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Media investment management	34,073	59,605	24,477
Advertising agency	13,646	9,262	9,793
Branding and identity services	1,125	1,370	1,711

Total revenues	48,844	70,237	35,981

Cost of revenues:
Media investment management	32,301	45,998	22,435
Advertising agency	1,371	998	1,174
Branding and identity services	796	693	1,245

Total cost of revenues:	34,468	47,689	24,854

Gross profit	14,376	22,548	11,127

Operating expenses:
Selling and marketing expenses	9,413	6,693	7,907
General and administrative expenses	5,393	2,615	2,823
Total operating expenses	14,806	9,308	10,730

Gain(Loss) from equity method investees	237	(37)	(132)

Operating profit	(193)	13,203	265

Interest income	472	637	570
Income before income tax expense	279	13,840	835
Income tax expense	192	685	42

Net income	87	13,155	793

Net income attributable to noncontrolling interest	597	472	480
Net income attributable to Charm Communications Inc.	(510)	12,683	313

Net income(loss) attributable to Charm Communications Inc. shareholders per ADS:
Basic	(0.01)	0.32	0.01
Diluted	(0.01)	0.31	0.01
Shares used in computation of net income(loss) per ADS:
Basic	38,765,702	39,162,169	39,066,416
Diluted	38,765,702	41,165,262	40,952,959

Notes:
Share-based compensation expenses during the period included in:
Cost of revenues	—	1	—
Selling and marketing expenses	323	536	330
General and administrative expenses	156	256	163

Total	479	793	493

	For the three months ended,
	Sep 30 2012	Sep 30 2011	June 30 2012
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	87	13,155	793
Other comprehensive income:
Change in cumulative foreign exchange translation adjustment	2,404	2,579	(1,967)

Comprehensive income	2,491	15,734	(1,174)

Less: Comprehensive income attributable to non-controlling interest	(688)	(355)	(233)
Less: Comprehensive income attributable to redeemable non-controlling interest	(146)	(4,533)	(247)

Comprehensive income attributable to Charm Communications Inc.	1,657	10,846	(1,654)

Reconciliation from Net income to Non-GAAP net income:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	Sep 30 2012	Sep 30 2011	June 30 2012
Net income	87	13,155	793
Add back share-based compensation expenses during the related periods	479	793	493
Add back amortization on intangible assets	259	207	260

Non-GAAP net income	825	14,155	1,546

Reconciliation from Turnover (non-GAAP) to USGAAP Revenues:

(Amounts in thousands of U.S. dollars)

	For the three months ended,
	Sep 30 2012	Sep 30 2011	June 30 2012
Turnover (non-GAAP):
Media investment management	34,073	59,605	24,477
Advertising agency	182,457	160,627	170,904
Branding and identity services	N/A	N/A	N/A

Total turnover	216,530	220,232	195,381

Extracted rate:
Media investment management	100.0%	100.0%	100.0%
Advertising agency	7.5%	5.8%	5.7%
Branding and identity services	N/A	N/A	N/A

USGAAP Revenue:
Media investment management	34,073	59,605	24,477
Advertising agency	13,646	9,262	9,793
Branding and identity services	1,125	1,370	1,711

Total revenue	48,844	70,237	35,981